January 9, 2013

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
Washington, D.C. 20549

Re:	North Bay Resources Inc Form 10-Q for Fiscal Quarter Ended September 30, 2012 Filed November 9, 2012 Response dated December 5, 2012 File No. 000-54213

We have reviewed the Commission’s comments to our quarterly report on Form 10-Q for Fiscal Quarter Ended September 30, 2012.  We have prepared our responses to the Commission’s comments, as set forth below.

COMMENT:

Form 10-Q for Fiscal Quarter Ended September 30, 2012
Notes to Unaudited Financial Statements, page 14
Note 7 – Property, Plant, Equipment and Mineral Claim Assets, page 21

1.
We have considered your response to our prior comment and are not in a position to agree with your capitalization of the enumerated expenditures. In this regard, we note from your response that the costs incurred were necessary to create a safe work environment to support your efforts to find potential minable mineral deposits. As such, these expenditures appear to be incurred for exploration and evaluation activities which, consistent with your accounting policy, should be expensed as incurred. Unless the expenditures were incurred for assets that have alternative future uses or salvage values equal to (or greater than) the capitalized amounts, there does not appear to be support for their capitalization or an indication that they are not impaired. Please revise, or tell us why you continue to believe no modification is necessary.

RESPONSE:

We have previously stated that the capitalized costs referred to by the Commission were expenditures for construction work on the Ruby Mine’s infrastructure, and that these costs were a required complement to the acquisition costs paid in order to prepare the mine to meet safety standards prior to beginning future exploration and development and eventual mineral extraction.

Expenditures related to renovations to infrastructure, especially in the total absence of any mining activity, are construction costs, not exploration or development expenditures. Generally Accepted Accounting Principles (GAAP) requires the capitalization of costs associated with the acquisition or construction of property, plant, and equipment (PPE).  This includes additions, replacements, major repairs and renovations to infrastructure and buildings that are required to place the asset into service, and/or to extend its useful life beyond one year.

For example:

•
The Ruby Tunnel was a pre-existing structure (i.e. fixed asset) and an integral part of the property's infrastructure. It was known prior to the date of acquisition that the tunnel would need substantial repair and renovation before it could be placed back in service.  We had the option to have the work done prior to the date of acquisition, which would have then increased the purchase price along with a substantial premium for the added improvements, or to complete the acquisition as we did in July, 2011, and then do the required construction work afterwards.  Either way, the capitalized expenditures are seen as construction costs that are part of the cost of acquisition.

•
The Ruby Mill consists of a set of surface buildings adjacent to the mine entrance, and which were pre-existing structures (i.e., fixed assets) at the time of acquisition, and an integral part of the property's infrastructure upon acquisition.  It was known prior to the date of acquisition that the Mill complex would need substantial repair and renovation before it could be placed back in service.  We had the option to have the work done prior to the date of acquisition, which would have then increased the purchase price along with a substantial premium for the added improvements, or to complete the acquisition as we did in July, 2011, and then do the required construction and repair work afterwards.  Either way, the capitalized expenditures are seen as construction costs as part of the cost of acquisition.

•
A substantial portion of the capitalized expenditures are related to surface improvements to the infrastructure beyond the Ruby Tunnel or the Ruby Mill. Access roads have been improved, roadside berms have been raised and reinforced, entire surface buildings have been moved off their foundations and relocated to a point further than 100 feet from the mine entrance in compliance with current California fire regulations, electrical lines leading to the property and electrical system installations that service all surface buildings as well as the mine itself have been upgraded to current code, new fire sprinkler systems have been installed in several surface locations, etc.  These are all construction costs that are considered to be part of the cost of acquisition.

Therefore, upon further review, the Company believes that the capitalized expenditures in question should have been more appropriately categorized as separate construction costs related to infrastructure repair and improvement and applied to PPE, and not development costs per se as applied to the Mining Claims category.  To have labeled them as development costs is now seen to have been incorrect, as it implies there is geological and mining work being done related to the property’s mineralization.  No active exploration or development work related to mineral extraction has yet begun at the Ruby Mine. Where any preliminary work has been done related to the mine’s geology or mineralization, or where work has been done with regard to the mine’s operating permits or any other regulatory issues, those costs have all been previously expensed and have not been capitalized.

The Company does not believe this reclassification of development costs to construction costs is material, as the total value of the asset (Mining Claims + PPE) on our balance sheet will be unchanged other than a small deduction for additional depreciation during FY 2012.  As such, we will adjust our balance sheet to reflect this reclassification in our annual report on Form 10-K to be filed in March 2013, and appropriate additional depreciation will be applied where applicable.  We will also discuss the reclassifications in the footnotes to the financial statements to provide further disclosure.

North Bay Resources Inc. acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in its filings;

•	comments from the Staff or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert the comments by the Staff as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Perry Leopold

Perry Leopold, Chief Executive Officer
Fax: (215) 661-8959

cc: Via Facsimile (201) 265-6069
Thomas E. Boccieri, Esq.